UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 8, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

CORRIGENDUM TO THE PUBLIC ANNOUNCEMENT DATED 3RD APRIL 2008 FOR THE ATTENTION OF EQUITY SHAREHOLDERS & BENEFICIAL OWNERS OF THE EQUITY SHARES OF

PATNI COMPUTER SYSTEMS LIMITED

Registered Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune – 411 006, India

Corporate Office: Akruti Softech Park, MIDC Cross Road No.21, Andheri (East), Mumbai 400 093, India

This Corrigendum to the Public Announcement (“PA”) dated 3rd April 2008 and corrigendum dated 11th April 2008 and 2nd May 2008, is in compliance with the provisions of Regulation 15(c) read with Regulation 8(1) of SEBI (Buy Back of Securities) Regulations, 1998, as amended (“Buy Back Regulations”).

The shareholders/beneficial owners of equity shares of Patni Computer Systems Limited (the “Company”) are requested to note the following changes / amendments with respect to and in connection with the PA.

•                  Point no. 1.2 has been modified as - “Considering Maximum Buy Back Price of Rs.325/- per Share and the Buy Back Size (aggregate amount of Rs.2370 million), the minimum number of Shares that can be bought back would be 7,292,308 Shares, representing approximately 5.25% of the paid up equity share capital as on 31st December 2007. Should the average purchase price be lower than the Maximum Buy Back Price, the number of Shares that can be bought back would be greater. The number of Shares to be bought back would depend upon the average price paid for the Shares bought back and the aggregate consideration paid for such Shares in accordance with the resolution passed by the Board of Directors of the Company on 6th February 2008 and adjourned meeting on 7th February 2008 (“Board Meeting”). This is subject to a further limit of 25% of the total paid –up equity share capital of the Company in a financial year as specified under the Act. The Maximum Buy Back Price offers a premium of approximately 20% over the closing price on 5th February 2008 – the day prior to the Board Meeting.”

•                  The Schedule of Buy Back under Point no. 2 has been modified as under:

Proposed time table is as below:

Activity	Date
Board meeting approving the Buy Back	6th February 2008 and adjourned meeting on 7th February 2008.
Date of Public Notice in compliance with Regulation 5A of the Buy Back Regulations	9th February 2008
Date of Public Announcement in accordance with the Regulation 15(c) read with Regulation 8(1) of the Buy Back Regulations	3rd April 2008
Date of commencement of Buy Back	10th July 2008
Acceptance of Equity Shares	Within the relevant payout dates of BSE and/or NSE.
Verification of shares accepted in the physical mode	Within 7 days from the payout date.
Extinguishment of Equity Shares	Within 7 days of acceptance of shares or verification of shares mentioned as above.
Last date for the Buy Back	6th February 2009 or when the maximum limit of Rs. 2370 million is exhausted or maximum number of shares that can be bought back is reached, whichever is earlier.

•                  Point no. 6.1 - in the explanation to (*) given under the table of shareholding pattern, the following details have been added:

The details of allotment of ADRs to General Atlantic Mauritius Limited (“GAML”) are as under:

Date of Allotment	Particulars	Number of underlying equity shares	Number of ADRs
5th Sept 02	ADRs allotment to GAML	13,441,245	13,441,245
30th Aug 03	ADRs allotment to GAML	6,720,623	6,720,623
	Total	20,161,868	20,161,868

Further, GAML does not constitute part of promoter group/PAC and GAML have not conveyed any view on this and hence their intention to participate in the Buy Back offer is not known to the Company.

•                  Point no. 6.2 has been modified to read as - “As on the date of this Public Announcement, the aggregate shareholding of the Promoter Group including the directors of the Promoter company (i.e. iSolutions Inc.) and persons who are in control of the Company is 60,972,802 equity shares amounting to 43.85% of the fully paid-up equity share capital of the Company.”

•                  Point no. 6.3 has been modified to read as - “The Promoter groups and/or Directors of the Promoter company (i.e. iSolutions Inc.) and/or persons who are in control of the Company have not purchased / sold any shares of the Company during the twelve months preceding the date of this Public Announcement.”

•                  Under Point no. 11, the words “The Company shall not issue bonus shares during the period the buy back is open” stands modified and will read as follows: “The Company shall not issue any share including bonus shares,  during the period the buy back is open”.

•                  Point no. 13.5 has been modified to read as - “The Company, at least once a week but not earlier than 10th July 2008, may place “buy” orders on BSE and/or NSE to buy back Shares through the Appointed Broker, in such quantities and at such prices subject to the Maximum Buy Back Price, as it may deem fit, depending upon the prevailing quotations of the Shares in the secondary market. Intimation about the Company’s presence in BSE and/or NSE to buy back its Shares will be made available to respective stock exchanges.”

•                 Point no. 13.7 has been modified to read as - “The transaction will be executed at the price at which the order matches and that price will be the price for that seller. Orders for buying back the equity shares will be placed by the Company at least once a week at market related prices so long as the market price is lower than the Maximum Buy Back Price until the amount of buy back (Buy Back Size of Rs. 2370 millions) is exhausted or maximum number of Shares that can be bought back is reached, whichever is earlier. Such buy back orders shall be placed both in normal and physical segments. The Company shall intimate BSE and/or NSE as well as public through newspapers regarding quantity of Shares purchased and related details as prescribed in the Buy Back Regulations.”

All other information and terms of the Buy Back as disclosed in the PA remains unchanged. The terms used but not defined in this Corrigendum shall have the same meaning assigned to them in the PA.

The Board of Directors of the Company accepts responsibility for the information contained in this Corrigendum.

For Patni Computer Systems Limited

N K Patni	G K Patni	Arun Kanakal
Chairman & CEO	Director	Company Secretary

Place: Mumbai
Date: 3rd July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 8, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary